David P. Cedro Senior Vice President, Chief Accounting Officer and Controller	Office (504) 799-1970 Fax (504) 535-2714 dcedro@eplweb.com

April 27, 2011

VIA Fax 202-772-9220

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Energy Partners, Ltd.
Registration Statement on Form S-3
Filed March 25, 2011
File No. 333-173076
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 001-16179
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 4, 2010
File No. 001-16179

Dear Mr. Schwall,

Energy Partners, Ltd. (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated April 22, 2011 regarding your comments to the Company’s Registration Statement on Form S-3, Form 10-K for the fiscal year ended December 31, 2010 (our “2010 Form 10-K”), and Form 10-Q for the quarterly period ended September 30, 2010. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For your convenience, each response is prefaced with the exact text of the Staff’s comment in italicized text.

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170  —  (504) 569-1875

Registration Statement on Form S-3

1.	Comment

Please note that we will not be in a position to accelerate the effectiveness of this registration statement until you have resolved all outstanding comments on your periodic reports.

Response:

The Company acknowledges that the Commission will not be in a position to accelerate the effectiveness of the Company’s registration statement until the Company has resolved all outstanding comments on its periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2010

General

2.	Comment

We note your response to comment 1 in our letter dated December 30, 2010, and your disclosure at page 33 of your annual report on Form 10-K for the fiscal year ended December 31, 2010 that the insurance policies that you describe are subject to deductibles, sub-limits, and/or self-insurance. Please revise your disclosure to quantify such deductibles, sub-limits and self-insurance.

Response:

We propose including the following revised disclosure in the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (our “March 2011 Form 10-Q”), which we expect to file with the SEC prior to the May 9, 2011 due date (revised content in response to your comment is underlined or marked).

We may not be insured against all of the operating risks to which our business is exposed.

In accordance with industry practice, we maintain insurance coverage against some, but not all, of the operating risks to which our business is exposed. We insure some, but not all, of our properties from operational and hurricane related events. We currently have insurance policies that include coverage for general liability, physical damage to our oil and gas properties, operational control of wells, oil pollution, third party liability, workers’ compensation and employers’ liability and other coverage. Our insurance coverage includes deductibles that must be met prior to recovery, as well as sub-limits ~~and/or self insurance~~. Additionally, our insurance is subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages and losses.

Currently, we have general liability insurance coverage with an annual aggregate limit of $2.0 million and umbrella liability coverage with an aggregate limit of $150.0 million applicable to our working interest. Our general liability policy is subject to a $25,000 per incident deductible. We also have an offshore property physical damage policy that contains a $70.0 million annual aggregate named windstorm limit, subject to a $2.5 million deductible that applies to non-named windstorm occurrences and a $20 million deductible that applies to named windstorm events. Further, there are sub-limits within the named windstorm annual aggregate limit for re-drill, plugging and abandonment and removal of wreck that range from $10 million to $35 million. Our operational control of well coverage provides limits that vary by well location and depth and range from a combined single limit of $20.0

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170  —  (504) 569-1875

million to $75.0 million per occurrence. Deepwater wells have a coverage limit of $50.0 million per occurrence. Additionally, we maintain $70.0 million in oil pollution liability coverage. Our control of well and oil pollution liability policy limits are scaled proportionately to our working interests, except for our deepwater control of well coverage, which limit is to our working interest. Under our service agreements, including drilling contracts, generally we are indemnified for injuries and death of the service provider’s employees as well as contractors and subcontractors hired by the service provider.

An operational or hurricane related event may cause damage or liability in excess of our coverage, which might severely impact our financial position. We may be liable for damages from an event relating to a project in which we are a non-operator, but have a working interest in such project. Such an event may also cause a significant interruption to our business, which might also severely impact our financial position. For example, we experienced production interruptions in 2005, 2006 and 2007 from Hurricanes Katrina and Rita and in 2008 and 2009 from Hurricanes Gustav and Ike for which we had no production interruption insurance.

We reevaluate the purchase of insurance, policy limits and terms annually each April. In light of the catastrophic Deepwater Horizon accident in the Gulf of Mexico in April 2010, we may not be able to secure similar coverage for the same costs. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations in the Gulf of Mexico, which might severely impact our financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on our financial condition and results of operations.

We maintain an Oil Spill Response Plan (the “Plan”) that defines our response requirements and procedures and remediation plans in the event we have an oil spill. Oil Spill Response Plans are generally approved by the BOEMRE bi-annually, except when changes are required, in which case revised plans are required to be submitted for approval at the time changes are made. We believe the Plan specifications are consistent with the requirements set forth by the BOEMRE.

The Company has contracted with an emergency and spill response management consultant, which would provide management expertise, personnel and equipment, under the supervision of the Company, in the event of an incident requiring a coordinated response. Additionally, the Company is a member of Clean Gulf Associates (“CGA”), a not-for-profit association of producing and pipeline companies operating in the Gulf of Mexico and has capabilities to simultaneously respond to multiple spills. CGA’s website states that it is the largest oil spill response cooperative in North America. CGA is structured to provide an effective method of staging response equipment and providing spill response for its member companies in the Gulf of Mexico. CGA has chartered its marine equipment to the Marine Spill Response Corporation (“MSRC”), a private, not-for-profit marine spill response organization which is funded by the Marine Preservation Association (“MPA”), a

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170  —  (504) 569-1875

member-supported, not-for-profit organization created to assist the petroleum and energy-related industries by addressing problems caused by oil spills on water. MSRC’s website states that it is the largest dedicated oil spill response organization in the United States. MSRC owns and operates a fleet of dedicated Oil Spill Response Vessels (OSRV), ocean-going barges, shallow water skimming systems, other response equipment and enhanced communications capabilities in various regions including the Gulf of Mexico. MSRC maintains CGA’s equipment at staging points around the Gulf of Mexico in its ready state, and in the event of a spill, MSRC mobilizes appropriate equipment to CGA members. In addition, CGA maintains a contract with Airborne Support Inc., which provides aircraft and dispersant capabilities for CGA member companies.

Additional resources are available to the Company on an as-needed basis other than as a member of CGA, such as those of MSRC and National Response Corporation (“NRC”). MSRC has oil spill response equipment independent of, and in addition to, CGA’s equipment. MSRC’s capabilities are augmented by a network of over 100 participants in the Spill Team Area Responders (“STARs”) program, an affiliation of environmental response contractors located at over 200 locations throughout the country. MSRC’s equipment currently includes oil spill response barges, skimming systems, self-propelled skimming vessels, mobile communication suites, various small crafts and shallow water vessels and dispersant aircraft. In the event of a spill, MSRC activates contractors as necessary to provide additional resources or support services requested by its customers. NRC owns a variety of equipment, currently including shallow water portable barges, boom, skimming systems, work boats, vacuum transfer units and mobile communication centers. NRC has access to a fleet of offshore vessels and supply boats, tugs and oil barges from its tug and barge clients.

The response effectiveness, equipment and resources of these companies may change from time-to-time and current information is generally available on the websites of each of these organizations. There can be no assurances that the Company, together with the organizations described above will be able to effectively manage all emergency and/or spill response activities that may arise and any failures to do so may materially adversely impact the Company’s financial position, results of operations and cash flows.

3.	Comment

We note your response to comment 2 in our letter dated December 30, 2010. Please revise your disclosure to include the information provided in such response. In addition, please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your oil spill response plan in the event of an oil spill or leak from your offshore operations. Such disclosure should include a quantification of the physical resources available, and should address your ability to respond to multiple spills or leaks.

Response:

Our response to the SEC’s comment 2 above is intended to address this comment 3.

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170  —  (504) 569-1875

4.	Comment

We note your response to comment 11 in our letter dated December 30, 2010. With respect to your annual report for the year ended December 31, 2010, please provide the disclosure required by Item 1206 of Regulation S-K, or explain why such disclosure is not required.

Response:

No disclosure was made in response to Item 1206 of Regulation S-K because the Company had no wells in the process of being drilled (including wells temporarily suspended), waterfloods in the process of being installed, pressure maintenance operations and any other related activities of material importance either at the end of the most recent fiscal year or as of a date in close proximity to the filing date of the 2010 Form 10-K.

Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves, page 112

Footnote (a), page 114

5.	Comment

We note that your future production costs reflect an increase related to the change in fuel gas methodology to reflect fuel gas production cost, rather than negative natural gas reserves. It appears that you classify proved reserves associated with fuel gas as a future cash inflow offset by a future production cost. If so, revise your presentation to remove the cash flows associated with fuel gas, as you will not generate any future revenues associated with natural gas used as fuel gas. Alternatively, clarify why you believe your presentation is consistent with ASC 932-235-50-31.

Response:

We do not classify proved reserves associated with fuel gas as a future cash inflow offset by a future production cost. Future cash inflows are ascribed only to net gas sales. Fuel gas is deducted from net gas produced to determine net gas sales. When fuel gas requirements exceed net gas produced, production costs are attributed to the shortfall.

Form 10-Q for the Quarterly Period Ended September 30, 2010

6.	Comment

We note your response to comment 19 in our letter dated December 30, 2010, and reissue such comment. Please amend your quarterly report on Form 10-Q for the period ended September 30, 2010 to add the required signature of your principal financial or chief accounting officer. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Response:

The Company will amend its quarterly reports on Form 10-Q for the period ended September 30, 2010, June 30, 2010, and March 31, 2010, to add the required signature of its principal financial or chief accounting officer.

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170  —  (504) 569-1875

In connection with this response, the Company acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (504) 569-1875.

Sincerely, Energy Partners, Ltd.

By:	/s/ David Cedro
David P. Cedro Senior Vice President, Chief Accounting Officer and Controller

cc:

Tiffany J. Thom

John H. Peper

J. Mark Metts, Jones Day

ENERGY PARTNERS, LTD.  —  201 ST. CHARLES AVENUE, SUITE 3400  —  NEW ORLEANS, LA 70170  —  (504) 569-1875